Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  I. I. Holding Company, Inc.
Commission File No.  0-24073


Investors and security holders of the Company are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by IBS Interactive, Inc. and Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc. or Infonautics, Inc. stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect the either IBS Interactive, Inc. or Infonautics, Inc. financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward- looking statements.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY IBS INTERACTIVE, INC. ON JULY 31, 2000:


    INFONAUTICS, IBS INTERACTIVE AND FIRST AVENUE VENTURES MERGE TO CREATE
                          VENTURE TECHNOLOGY ENTERPRISE

       THREE-WAY COMBINATION CREATES COMPANY TO BE NAMED DIGITAL FUSION


KING OF PRUSSIA, PA and CEDAR KNOLLS, NJ (July 31, 2000) - Infonautics, Inc. (NASDAQ: INFO), IBS Interactive, Inc. (NASDAQ: IBSX) and First Avenue Ventures, Inc. today announced a three-way strategic combination to create a publicly-held Venture Technology Company that will be named Digital Fusion, Inc. The new enterprise will have 1999 pro forma revenues of approximately $40 million, with 400 employees in 11 cities.

Digital Fusion is being established to restore a disciplined approach toward creating, operating and implementing successful Internet strategies and businesses. The new company will provide corporate clients, venture capitalists, entrepreneurs and incubators with both the comprehensive framework and the resources required to develop Internet technologies. Upon approval by shareholders of Infonautics and IBS, the new company will have a successful professional services track record among blue chip clients, an established operating portfolio of Internet properties and a partnership with a global venture capital firm.

"The problem with the new economy is that there's too much NEW and not enough ECONOMY," said Rich Masterson, Chief Executive Officer of First Avenue Ventures, Inc. "Digital Fusion will respond to growing concerns in the marketplace for restoring a rational methodology for building and managing businesses in the New Economy."

Masterson, who will become Chairman and Chief Executive Officer of Digital Fusion, is an experienced entrepreneur, management consultant, philanthropist and private equity investor. He is also the founder and former president of US Interactive (NASDAQ: USIT), a leading Internet professional services firm. Van Morris, presently Infonautics' CEO, will become Digital Fusion's Chief Operating Officer. Nick Loglisci, presently IBS Interactive's CEO, will become Digital Fusion's President. Digital Fusion's 11-member Board of Directors will initially be comprised of three representatives to be named by Infonautics and IBS Interactive, respectively, two from First Avenue Ventures and three additional at-large members who will be appointed by the original eight members from the combining companies.

At launch, the resources of Digital Fusion will include:

o IBS Interactive's experience in creating technology solutions for blue chip clients in, among others, the healthcare, pharmaceuticals, financial and insurance industries as well as government institutions
o     IBS  Interactive's  practical,   results-based   methodology  (Discover,
      Design, Develop, Deploy)

o IBS Interactive's complete solutions encompassing strategy, design, programming, network services, and Web hosting
o Infonautics' growing operating portfolio of successful Web properties, which Media Metrix ranks among the top 100 consolidated web networks
o Infonautics' more than 1.3 million registered users of its Sleuth sites and over 105,000 paying subscribers to Electric Library
o     Infonautics'  holding  in  bigchalk.com,   an  Internet-based  education
      company
o First Avenue Ventures' global partnership with Cross Atlantic Capital Partners, a venture fund management company with $270 million in assets and 23 portfolio companies.

Under the terms of the definitive agreement, which has been unanimously approved by each company's Board of Directors and the stockholders of First Avenue Ventures, Infonautics and IBS Interactive stock will be converted to Digital Fusion stock at fixed exchange ratios. Shareholders of both companies will receive one share of Digital Fusion stock for each share of Infonautics or IBS Interactive stock that they own. First Avenue Ventures will invest $6 million in the new company and its shareholders will receive shares of Digital Fusion preferred or common stock, which will represent, in the aggregate, approximately 4.5% of the issued and outstanding shares of new company. The combination is intended to be tax-free to the shareholders of IBS Interactive and Infonautics as well as to the companies.

The merger will be accounted for as a purchase transaction and is subject to certain closing conditions, including regulatory approvals and the approval of Infonautics' and IBS Interactive's shareholders. The merger is expected to close in the fourth quarter.

Commenting on the transaction, Morris said, "The repositioning of Infonautics is now complete. This merger marks not only the final evolution for Infonautics, but also the genesis of a new company. Our history is one of building valuable Web sites quickly and economically. Our future now becomes doing the same thing on a larger scale, with greater resources, in conjunction with a larger and more diverse customer base. I'm excited about joining Rich, Nick and the IBS team in building an enterprise of substance and size that is uniquely positioned in the market."

"Teaming IBS Interactive's professional services with Infonautics' Internet properties and First Avenue's venture management creates exciting opportunities for our company and our clients," said Loglisci, IBS Interactive's Chief Executive Officer. "It represents a significant step forward for IBS Interactive, one that will allow us to bring new technologies to our client base while advancing early stage technology opportunities."

Contacts:
Infonautics, Inc.
Van  Morris,  610.971.8840  ext.  1254,  VMORRIS@INFONAUTICS.COM,  Bob Wright,
                                         -----------------------
610.971.8840 ext. 1296,  BWRIGHT@INFONAUTICS.COM,  Ken Dennard,  713.529.6600,
                         -----------------------
KDENNARD@EASTERLY.COM
---------------------

IBS Interactive, Inc.
Nick  Loglisci,  973.285.2600  ext.  209,  NLOGLISCI@INTERACTIVE.NET,   Howard
                                           -------------------------
Johnson, 973.285.2600 ext. 277, HJOHNSON@INTERACTIVE.NET
                                ------------------------

First Avenue Ventures
Jim   DeLorenzo,   610.296.3450,    JIM@JHDENTERPRISES.COM,    Glenn   Reiger,
                                    ----------------------
610.971.6184, GRIEGER@XACP.COM
              ----------------

A Radio Wall Street interview will be hosted by the executive management team forming Digital Fusion HTTP://WWW.DIGITALFUSION.COM today at 3:00 PM ET. The
                       ----------------------------
interview can be accessed live via the Internet at
HTTP://WWW.RADIOWALLSTREET.COM/DFI. A replay of the interview will be available
----------------------------------
shortly after the live interview.


ABOUT IBS INTERACTIVE
IBS Interactive, Inc. (NASDAQ: IBSX) provides comprehensive e-Business and information technology (IT) solutions to businesses and organizations. Professional services include programming and applications development, network services, consulting and training. Web-site hosting services include shared and co-location hosting. Internet access services include dedicated lease lines, dial-up and digital subscriber line (DSL) Internet access. IBS Interactive was founded in 1995 and is headquartered in Cedar Knolls, NJ.

ABOUT INFONAUTICS
Infonautics, Inc. (NASDAQ: INFO) is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Sleuth sites such as Company Sleuth, Sports Sleuth, Job Sleuth and Entertainment Sleuth. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, eLibrary Tracker, Encyclopedia.com and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web, with more than 105,000 paying subscribers. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA.

ABOUT FIRST AVENUE VENTURES, INC.
First Avenue Ventures is a Philadelphia-based private equity and management consulting firm. The company was established by Rich Masterson, founder and former president of Internet professional services leader US Interactive (NASDAQ: USIT), in partnership with Cross Atlantic Capital Partners, founded by Don Caldwell (former president of Safeguard Scientifics) and Glenn Reiger (former Safeguard Scientifics Executive). Cross Atlantic Capital Partners (XACP) is a venture capital management firm operating several venture funds, including the Cross Atlantic Technology Fund and The Co-Investment 2000 Fund L.P. XACP is uniquely qualified to penetrate venture markets and promote the growth of its portfolio companies due to its "Cross Atlantic Network" of advisors, strategic relationships, geographic presence, and experienced professionals. XACP, with offices in the UK, Ireland, and the United States, targets investments in innovative technology companies in all three countries. For more on XACP please see WWW.XACP.COM.

                                    # # #


THIS NEWS RELEASE CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS MAY

INCLUDE STATEMENTS REGARDING, FOR EXAMPLE,FAILURE OF THE INFONAUTICS OR IBS STOCKHOLDERS TO APPROVE THE MERGER, COMPLETION OF THE TRANSACTIONS RELATED TO IT, THE RISK THAT THE INFONAUTICS, IBS AND FIRST AVENUE BUSINESS WILL NOT BE INTEGRATED SUCCESSFULLY, COSTS RELATED TO THE TRANSACTION, INABILITY TO FURTHER DEVELOP AND ACHIEVE COMMERCIAL SUCCESS FOR DIGITAL FUSION'S BUSINESS STRATEGY, THE NUMBER OF REGISTERED USERS AND REACH OF EACH COMPANY'S WEB SITES, THE VALUE OF ANY HOLDINGS BY THE COMPANIES, THE TAX AND ACCOUNTING TREATMENT OF THE MERGER AND RELATED TRANSACTIONS, THE CLOSING OF THE TRANSACTION, AND THE DEPLOYMENT OF EACH COMPANY'S RESPECTIVE RESOURCES FOLLOWING THE MERGER. SUCH STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF UNCERTAINTIES AND RISKS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. MORE INFORMATION ABOUT POTENTIAL FACTORS WHICH COULD AFFECT THE EITHER INFONAUTICS OR IBS FINANCIAL RESULTS IS INCLUDED IN THE RISK FACTORS SECTIONS OF SUCH COMPANY'S RESPECTIVE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO EACH SUCH COMPANY AS OF THE DATE OF THIS DOCUMENT, AND NEITHER COMPANY ASSUMES ANY OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS.

INFONAUTICS is a registered trademark of Infonautics, Inc. or its subsidiaries. COMPANY SLEUTH, SPORTS SLEUTH, JOB SLEUTH, SHOPPING SLEUTH, ENTERTAINMENT SLEUTH, SLEUTH CENTER, MOBILE SLEUTH, ENCYCLOPEDIA.COM, and NEWSDIRECTORY.COM are trademarks of Infonautics, Inc. or its subsidiaries.

Digital Fusion is a trademark of IBS Interactive, Inc.

All other trademarks and service marks are the properties of their respective owners.

THE FOLLOWING IS THE FREQUENTLY  ASKED  QUESTIONS  (FAQ)  DISSEMINATED  BY IBS
INTERACTIVE,   INC.   ON  JULY   31,   2000   ON  THE   WEBSITE   LOCATED   AT
WWW.DIGITALFUSION.COM:
---------------------

"The problem with the new economy is that there's too much new and not enough economy," said Rich Masterson, chief executive officer of First Avenue Ventures Inc. "Digital Fusion responds to growing concerns in the marketplace for restoring a rational methodology for building and managing businesses in the New Economy."

Frequently Asked Questions about Digital Fusion

Q: What is Digital Fusion?
A: Digital Fusion is a new company that has been established to restore a disciplined approach toward creating, operating and implementing successful Internet businesses. Digital Fusion will provide corporate clients, venture capitalists, entrepreneurs and incubators with both the comprehensive framework and the resources required to develop Internet technologies. Upon approval by shareholders of Infonautics and IBS, the new company will have a successful professional services track record among blue chip clients, an established operating portfolio of Internet properties and a partnership with a global venture capital firm.

Q: What are the three companies that comprise the new entity?

A: Infonautics, Inc. (NASDAQ: INFO) is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Sleuth sites such as Company Sleuth, Sports Sleuth, Job Sleuth and Entertainment Sleuth. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, eLibrary Tracker, Encyclopedia.com and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web, with more than 105,000 paying subscribers. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA. You can get additional information from their web site at www.infonautics.com

IBS Interactive (NASDAQ: IBSX) provides comprehensive e-Business and information technology (IT) solutions to businesses and organizations. Professional services include programming and applications development, network services, consulting and training. Web-site hosting services include shared and co-location hosting. Internet access services include dedicated lease lines, dial-up and digital subscriber line (DSL) Internet access. IBS Interactive has 300 employees, with headquarters in Cedar Knolls, NJ and regional offices in New York City, Eatontown, NJ; Marlton, NJ; Orlando, FL; Tampa, FL; Huntsville, AL; Detroit, MI; Minneapolis, MN and Chantilly, VA. You can get additional information from their web site at WWW.INTERACTIVE.NET.

First Avenue Ventures is a Philadelphia-based private equity and management consulting firm. The company was established by Rich Masterson, founder and former president of Internet professional services leader US Interactive (Nasdaq: USIT), in partnership with Cross Atlantic Capital Partners, founded by Don Caldwell (former president of Safeguard Scientifics) and Glenn Reiger (former Safeguard Scientifics executive). Cross Atlantic Capital Partners (XACP) is a venture fund management company with $270 million in assets under management and 23 portfolio companies, four of which are incubators. (For more on XACP please see www.xacp.com.)

Q. There are many companies involved in the development of New Economy ventures - Where does Digital Fusion Fit In?
A. Digital Fusion is being established to address the major risks involved with New Economy Business:

Technology risk: Our broad technology experience, depth of talent, and expertise in development of intellectual property enables our clients to launch their concepts quickly and effectively.

Market risk: We will be able to market test new concepts with the access our established Internet properties have to millions of eyeballs.

Management risk: Our leadership includes four former CEOs with experience in both managing turn-around and taking companies public.

Financial risk: Through both our own resources and our growing partnerships we have access to global venture funding.

Q: It sounds like an Internet incubator?
A: The confusion is understandable, but Digital Fusion is different.

At the highest level, Digital Fusion is a dot.com operator, not an incubator. Our operating companies and properties are far down the path to commercial success. At launch, assuming shareholder approval we'll have:

A company with pro-forma revenues of $40 million A 325 person Internet services company operating in 11 offices Proven Internet properties generating real revenues Reach to a growing audience of over 1.3 Million registered users and 100,000 paying subscribers

Digital Fusion is about bringing together a seamless integration of technology, services, and operational experience to help dot.com ventures achieve commercial viability.


Q: What are the economics of the deal?
A: Under the terms of the definitive agreement, which has been unanimously approved by each company's Board of Directors and the stockholders of First Avenue Ventures, Infonautics and IBS Interactive stock will be converted to Digital Fusion stock at fixed exchange ratios. Shareholders of both companies will receive one share of Digital Fusion stock for each share of Infonautics or IBS Interactive stock that they own. First Avenue Ventures will invest $6 million in the new company and its shareholders will receive shares of Digital Fusion preferred or common stock, which will represent, in the aggregate, approximately 4.5% of the issued and outstanding shares of new company. The combination is intended to be tax-free to the shareholders of IBS Interactive and Infonautics as well as to the companies.

Q: What is the management structure of Digital Fusion?
A: Rich Masterson, who will become Chairman and Chief Executive Officer of Digital Fusion, is an experienced entrepreneur, management consultant, philanthropist and private equity investor. He is also the founder and former president of US Interactive (Nasdaq: USIT), a leading Internet professional services firm.

Van Morris will become Digital Fusion's Chief Operating Officer. He is currently CEO of Infonautics.

Nick Loglisci will become Digital Fusion's president. He is currently CEO of IBS Interactive.

Initially Digital Fusion's 11-member Board of Directors will be comprised of three representatives from Infonautics and IBS Interactive respectively, two from First Avenue Ventures and three additional at-large members, to be named by the original eight members from the combining companies.

Q: What is the growth model for the company?
A:

1.Organic growth of the operating entities
2.Focus on providing catalytic services, and global commercialization services to Venture Capitalist, Incubators, and Entrepreneurs
3.Development of new Business opportunities from within our company, our client base, and in conjunction with Entrepreneurs

Q: When will the deal close?
A: The merger is expected to close sometime in the forth quarter of this year.